UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 14, 2022 titled “GeoPark Limited Announces Extension of Consent Solicitation and Increase of Consent Fee for its 5.500% Senior Notes Due 2027 and Withdrawal of Consent Solicitation for its 6.500% Senior Notes Due 2024”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK LIMITED ANNOUNCES EXTENSION OF CONSENT SOLICITATION AND INCREASE OF CONSENT FEE FOR ITS 5.500% SENIOR NOTES DUE 2027 AND WITHDRAWAL OF CONSENT SOLICITATION FOR ITS 6.500% SENIOR NOTES DUE 2024

Bogota, Colombia – June 14, 2022 – GeoPark Limited (NYSE: GPRK) (the “Company”) today announced that it has extended the expiration date of its previously announced solicitation of consents (the “Consent Solicitation”) from the holders of its 5.500% Senior Notes due 2027 (the “2027 Notes”) for the adoption of certain proposed amendments (the “Proposed Amendments”) to the indenture governing the 2027 Notes (the “Indenture”). The Proposed Amendments intend to (i) address the impact of adverse market conditions and related drop in the price of crude oil during 2020 on the Company’s results, which in turn negatively impacted the restricted payments builder basket as currently in effect, and (ii) increase and reset the general restricted payments basket in the Indenture to provide the Company additional restricted payments capacity, giving the Company additional financial flexibility that is aligned to its improved performance beginning in 2021. The Consent Solicitation, which was previously scheduled to expire at 5:00 p.m., New York City time, on June 15, 2022, will now expire at 5:00 p.m., New York City time, on June 17, 2022, unless further extended (as so extended, the “Extended Expiration Time”).

In addition, the Company announced that the consent fee for the Consent Solicitation with respect to the 2027 Notes will be increased so that holders of the 2027 Notes will receive a cash payment equal to $10.00 per $1,000 principal amount of 2027 Notes with respect to which such consents to the Proposed Amendments have been validly delivered prior to the Extended Expiration Time and not validly revoked by such holder.

Finally, the Company announced that it has determined to withdraw and terminate its previously announced solicitation of consents from the holders of its 6.500% Senior Notes due 2024 (the “2024 Notes”). All consents delivered and received with respect to the 2024 Notes will be voided and no payment of any consent fee will be made to any holder of the 2024 Notes.

The terms of the Consent Solicitation are detailed in the Consent Solicitation Statement, dated June 8, 2022 (as amended, supplemented or otherwise modified, the “Consent Solicitation Statement”). No consent fee will be paid to any holder of 2027 Notes for which the requisite consents have been obtained unless such holder delivers a consent and does not revoke such consent in accordance with the terms of the Consent Solicitation Statement prior to the Extended Expiration Time. Holders of the 2027 Notes who have previously delivered consents do not need to redeliver such consents or take any other action in response to this extension and increase in consent fee with respect to the 2027 Notes. Other holders of the 2027 Notes may deliver their consents in accordance with the instructions provided in the Consent Solicitation Statement at or prior to the Extended Expiration Time.

Subject to applicable law, the Company reserves the right, in its sole discretion, to (i) extend, terminate or withdraw the Consent Solicitation at any time or (ii) otherwise amend the Consent Solicitation in any respect, including waiving any or all of the conditions to the Consent Solicitation set forth in the Consent Solicitation Statement, at any time and from time to time. The Company further reserves the right, in its sole discretion, not to accept any deliveries of consents with respect to the 2027 Notes. The Company is making the Consent Solicitation only in those jurisdictions where it is legal to do so.

Credit Suisse Securities (USA) LLC is acting as solicitation agent for the Consent Solicitation and can be contacted at Credit Suisse Securities (USA) LLC, Attn: Liability Management Group, Collect: (212) 538-2147 or U.S. Toll Free: (800) 820-1653, with questions regarding the Consent Solicitation.

Copies of the Consent Solicitation Statement are available to holders of 2027 Notes from D.F. King & Co., Inc., the information agent, tabulation agent and paying agent for the Consent Solicitation. Requests for copies of the Consent Solicitation Statement should be directed to D.F. King at +1 (800) 967-5084 (toll free), +1 (212) 269-5550 (collect) or geopark@dfking.com.

Neither the Consent Solicitation nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Consent Solicitation Statement or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Consent Solicitation is being made solely on the terms and conditions set forth in the Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the 2027 Notes or any other securities of the Company or any of its affiliates. The Consent Solicitation is not being made to, nor will the Company accept deliveries of consents from, holders in any jurisdiction in which the Consent Solicitation or the acceptance thereof would not be in compliance with the securities of blue sky laws of such jurisdiction. This press release also is not a solicitation of consents to the Proposed Amendments to the Indenture. No recommendation is made as to whether holders should deliver their consents with respect to the 2027 Notes. Holders should carefully read the Consent Solicitation Statement because it contains important information, including the various terms and conditions of the Consent Solicitation.

ABOUT GEOPARK

GeoPark is a leading independent oil and natural gas exploration and production company with operations in Latin America and a proven track record of growth in production and reserves since 2006. GeoPark operates in Colombia, Chile, Brazil and Ecuador.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the consent solicitation. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 14, 2022